EXHIBIT 99.2

Form 51 – 102F3

Material Change Report

1.	Name and Address of Company

Quest Rare Minerals Ltd.

1155 University Street

Suite 906

Montreal, Québec

H3B 3A7

2.	Date of Material Change

July 25, 2013.

3.	News Release

Quest Rare Minerals Ltd. (“Quest”) issued a press release with respect to the material change described below on July 25, 2013 via Marketwired.

4.	Summary of Material Change

Quest completed a fully-subscribed private placement by issuing 4,065,360 “flow-through” shares (the “Flow-Through Shares”) at a price of $0.55 per share, for gross proceeds to Quest of $2,235,948, and 1,012,000 “hard-dollar” units (the “Units”) at a price of $0.50 per unit, for gross proceeds to Quest of $506,000. The total gross proceeds from the private placement are $2,741,948.

5.	Full Description of Material Change

5.1.	Full Description of Material Change

Quest completed a fully-subscribed private placement by issuing 4,065,360 Flow-Through Shares at a price of $0.55 per share, for gross proceeds to Quest of $2,235,948, and 1,012,000 Units at a price of $0.50 per unit, for gross proceeds to Quest of $506,000. The total gross proceeds from the private placement are $2,741,948.

Each of the Units is comprised of one common share and one-half of a common share purchase warrant (collectively, the “Warrants”). Each of the full Warrants entitles its holder to acquire one additional common share of Quest at a price of $0.80 until January 25, 2015, 18 months from the closing date of the private placement. If at any time prior to the expiry date of the Warrants, the volume weighted average price of Quest’s common shares on the Toronto Stock Exchange exceeds $1.20 for a period of not less than 20 consecutive trading days, Quest may reduce the period during which the Warrants may be exercised, such that the Warrants will expire on the date which is 30 days after the date on which Quest sends a notice to holders of the Warrants.

Quest will use the proceeds from the issuance of the Flow-Through Shares for exploration on its properties in Québec, and will use the net proceeds from the issuance of the Units for working capital. Purchasers of the Flow-Through Shares will be entitled to claim a 100% deduction of the amount of their subscription for Canadian federal and Québec provincial income tax purposes, for the 2013 taxation year, and individual purchasers will be entitled to claim an additional 15% federal investment tax credit in respect of such expenditures. Individual purchasers of Flow-Through Shares resident in Québec will be entitled to two additional deductions of 25% each.

Jones, Gable & Company Limited acted as lead agent for the private placement. In connection with the private placement, Quest granted compensation options to Jones, Gable & Company Limited and other selling agents, entitling them to acquire a maximum of 203,094 common shares at a price of $0.50 per share until January 25, 2015, 18 months from the closing date of the private placement.

The securities issued by Quest in the private placement are subject to a four-month “hold period” under applicable Canadian securities legislation, which expires on November 26, 2013.

Following the closing of the private placement, Quest has 67,237,044 issued and outstanding common shares.

5.2.	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

The senior officer who can answer questions regarding this report is Mr. Peter J. Cashin, President and Chief Executive Officer of Quest. Mr. Cashin can be reached at (416) 916-0777.

9.	Date of Report

July 26, 2013.